May 15, 2020

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Alan Campbell

Re:             Kala Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-238087
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kala Pharmaceuticals, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-238087), so that it may become effective at 4:00 p.m., Eastern time, on May 19, 2020, or as soon as practicable thereafter.

Very truly yours,

By:	/s/ Eric L. Trachtenberg
Eric L. Trachtenberg
General Counsel, Chief Compliance Officer and Corporate Secretary